Exhibit 3.1

Amendment to Bylaws

At a meeting of the Board of Directors of Bank of Commerce Holdings, the following amendment to the Bylaws was approved:

ARTICLE III

Board of Directors

Section 2. Number and Qualification of Directors

The second paragraph of Section 2 is hereby amended by adding the following sentence to the end thereto:

“Notwithstanding anything in these bylaws to the contrary, for so long as Bank of Commerce Holdings’ Senior Non-Cumulative Perpetual Preferred Stock, Series B (the “Designated Preferred Stock”) is outstanding, (i) whenever, at any time or times, (a) dividends on the shares of Designated Preferred Stock have not been declared and paid in full within five (5) Business Days after each Dividend Payment Date (as defined in the Certificate of Determination of the Designated Preferred Stock, hereinafter the “Certificate of Determination”) for an aggregate of six (6) quarterly Dividend Periods (as defined in the Certificate of Determination) or more, whether or not consecutive and (b) the aggregate liquidation preference of the then outstanding shares of Designated Preferred Stock is greater than or equal to $25,000,000, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in Article III, Section 2 of these bylaws); and (ii) this sentence may not be modified, amended or repealed by the corporation’s board of directors (or any committee thereof) or without the affirmative vote and approval of (x) the shareholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval.”